

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2012

Via E-mail
Mr. Kip Eardley
Chief Executive Officer
American Eagle Group, Inc.
9160 South 300 West
Suite 101
Sandy, UT 84070

      Re: **American Eagle Group, Inc.**
                Form PRE14C
                Filed September 14, 2012
                File No. 000-54584

Dear Mr. Eardley:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Daniel Greenspan for

                          Jeffrey P. Riedler
                          Assistant Director